April 27, 2007
Via EDGAR and Overnight Delivery

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Elaine Wolff
Michael McTiernan
Cicely LaMothe
Wilson Lee

Re:	Limelight Networks, Inc.
Form S-1 filed March 22, 2007
File No. 333-141516
Ladies and Gentlemen:
          On behalf of Limelight Networks, Inc. (“Limelight” or the “Company”) and in response to the comments of the Staff of the Securities and Exchange Commission set forth in the letter from the Staff dated April 20, 2007 in connection with the above-referenced registration statement (the “Registration Statement”), we file herewith via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which is marked to show changes from the Registration Statement as filed with the Commission on March 22, 2007. In addition, we are providing via Express Delivery five paper copies of Amendment No. 1, which are marked to show changes from the Registration Statement.
          Please note that Limelight expects to include financial statements as of and for the three-month period ended March 31, 2007 and related information in a subsequent amendment to the Registration Statement, prior to circulating preliminary prospectuses. On its current schedule, Limelight anticipates printing preliminary prospectuses approximately during the week of May 21, 2007.
          For ease of reference by the Staff in reviewing Limelight’s responses to each of the Staff’s comments, each comment is referred to separately by the number set forth in the letter from the Staff dated April 20, 2007 and is also repeated prior to the applicable response.
General
          COMMENT 1: Please provide us with any pictures, graphics or artwork that will be used in the prospectus.
          RESPONSE: A copy of the proposed inside front cover and inside back cover artwork has been filed with Amendment No. 1 and is also attached hereto as Appendix A.

Securities and Exchange Commission
April 27, 2007

COMMENT 2: Throughout the prospectus you reference and rely on certain demographic and market data. Please provide us with copies of the relevant portions of the publications and identify the statements in the prospectus that they support. If you commissioned the preparation of the demographic and market data upon which you rely, please file a consent from the provider for the use of its name and the information attributed to it.
          RESPONSE: Copies of the relevant portions of the requested publications are attached hereto as Appendix B. The following table lists these statements in Amendment No. 1 and the publications sources that support them:

Statement in Amendment No. 1	Source
eMarketer estimates that at the end of 2006, nearly 60% of all Internet users regularly watched videos online, and approximately 80% are expected to do so by the end of 2010. (page 1)	Internet Video Audience Report, eMarketer, December 2006

According to a report from Strategy Analytics, nearly half of all North American households had broadband Internet access in 2006, with broadband Internet penetration expected to reach 73% by 2010. (page 57)
Global Broadband Household Subscription Forecast, 2006-2011, Strategy Analytics, December 2006

IDC estimates that the average speed of downstream access for a broadband connection, the speed at which an end-user accesses media files, doubled from the third quarter of 2004 to the same quarter of 2006. (page 57)
Market Analysis: U.S. Broadband Services 2006-2010 Forecast, IDC, September 2006

According to a recent survey by Forrester Research, Inc., consumers between the ages of 18-26 in U.S. online households spend 12.2 hours per week using the Internet, compared to 10.6 hours per week watching television. (page 57)
State of the Consumers and Technology: Benchmark 2006, Forrester Research, Inc., July 2006

eMarketer estimates that at the end of 2006, nearly 60% of all Internet users regularly watched videos online. That number is expected to climb to 80% by the end of 2010. (page 57)	Internet Video Audience Report, eMarketer, December 2006
          We supplementally advise the Staff that Limelight did not commission any of the above market or demographic data.
Summary
COMMENT 3: Please revise the summary risk factor that lists “the consequences of a potential adverse resolution of the lawsuit...” to disclose the nature of the consequences of an adverse resolution. Although we note your disclosure on page 54 that you do not believe that a loss is probable in connection with the patent infringement litigation, in light of the fact that an injunction or adverse resolution could bring your operations to a halt, please revise the

Securities and Exchange Commission
April 27, 2007

forepart of the summary to highlight this risk and the fact that litigation involving the same patents by the same plaintiffs was resolved in the plaintiff’s favor.
          RESPONSE: In response to the Staff’s comment, we have revised the referenced disclosure on page 3 of Amendment No. 1.
The Offering, page 4
COMMENT 4: Please revise your disclosures regarding the use of proceeds to quantify the portions of the net proceeds that will be used to fund capital expenditures for network and equipment and quantify the portion that you expect to use for general corporate purposes. In this connection, we note your disclosure on page 52 that you expect to make capital expenditures to expand your CDN of approximately $40 to $50 million in each of 2007 and 2008. In addition, we note your disclosure on page 54 that you intend to use a portion of the net proceeds of the offering to repay all of your obligations under your bank lines and capital leases. Please also revise to disclose the uses of the credit facility a portion of which you intend to repay with the proceeds of the offering. Please also revise as necessary to ensure consistency with your disclosures in your Use of Proceeds section on page 26.
          RESPONSE: In response to the Staff’s comment, we have revised the referenced disclosure on pages 4 and 26 of Amendment No. 1.
Risk Factors , page 8
COMMENT 5: Please include a risk factor that your former president and chief executive officer, who served as such until October 2006, was alleged by the SEC to have participated in a fraudulent scheme to inflate revenues and earnings while acting as an executive officer for another company.
          RESPONSE: In response to the Staff’s comment, we respectfully suggest that the current factual disclosure contained in the biography of Mr. Rinehart on page 73 of Amendment No. 1 is sufficient to provide investors with any background information that they may deem to be relevant about Mr. Rinehart, including the material facts regarding the SEC’s past allegations and the resulting settlement. We note that Mr. Rinehart is no longer an executive officer or director of Limelight and does not exercise any control over its financial reporting functions. Given these facts, the Company does not believe that the referenced past SEC allegations are relevant to the type of potential future risks that typically are described in the risk factor section of a prospectus. With respect to Mr. Rinehart’s past role as chief executive officer and his related responsibilities within Limelight, we supplementally note that the Company has never noted or been made aware of any fact or circumstance that would suggest that Mr. Rinehart had any improper influence over the Company’s reported financials. In addition, the Company’s independent auditors have communicated to us that they are not aware of any fraud or illegal acts that caused any material

Securities and Exchange Commission
April 27, 2007

misstatement of the Company’s financial statements. Accordingly, we respectfully suggest that a risk factor regarding past SEC allegations against Mr. Rinehart relating to his role in another company prior to his co-founding of Limelight is unnecessary and potentially misleading.
COMMENT 6: Please revise to include a risk factor discussing how the fact that an affiliate of the underwriter will be selling shares in the offering presents a conflict of interest since the underwriters will have an interest in the successful completion of the offering in addition to receiving the underwriting commissions and other compensation. You may also disclose how this conflict of interest is being addressed through the use of a qualified independent underwriter.
          RESPONSE: We supplementally advise the Staff that stockholders of the Company affiliated with Goldman, Sachs & Co. do not intend to participate as selling stockholders in the offering. In addition, we respectfully direct the Staff’s attention to the risk factor appearing on page 23 of Amendment No. 1 titled “Because affiliates of the co-lead underwriter for this offering hold a substantial equity interest in us, the co-lead underwriter for this offering may have interests that conflict with yours as an investor in our common stock.” Limelight believes that this risk factor addresses the concerns noted in the Staff’s comment.
COMMENT 7: Please revise to include a risk factor associated with your disclosure that you became unprofitable primarily due to an increase in your stock based compensation (page 35) and litigation expenses and your disclosure that you expect your stock based compensation expense to increase.
          RESPONSE: In response to the Staff’s comment, a new risk factor titled “After being profitable in 2004 and 2005, we became unprofitable in 2006 primarily due to significantly increased stock-based compensation expense, which we expect will increase in 2007 and may increase thereafter, and which could affect our ability to achieve and maintain profitability in the future” has been added on page 13 of Amendment No. 1.
A lawsuit has been filed against us..., page 8
COMMENT 8: Please revise the disclosure to clarify the consequences to the party sued in the referenced lawsuit in which one of the patents was upheld. We note your disclosure that there was no settlement and no license granted.
          RESPONSE: In response to the Staff’s comment, we have revised the referenced disclosure on pages 9 and 69 of Amendment No. 1.

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April 27, 2007

Selected Consolidated Financial Data, page 31
COMMENT 9: Please provide your basis in GAAP for providing pro forma financial information for the period ending December 31, 2003, or remove this presentation accordingly.
          RESPONSE: In response to the Staff’s comment, we have removed the “Pro Forma” column and related information from the Consolidated Statement of Operations Data table and footnotes on pages 31 to 32 of Amendment No. 1.
Overview, page 33
COMMENT 10: Please disclose some quantitative basis for your statement that traffic on your network has grown dramatically in the last three years.
          RESPONSE: In response to the Staff’s comment, we have revised the referenced disclosure on page 34 of Amendment No. 1 to remove the characterization of the traffic growth as “dramatic.”
COMMENT 11: Please disclose a brief description of the escrow arrangement for the litigation expenses.
          RESPONSE: In response to the Staff’s comment, we have added additional disclosure regarding the escrow arrangement on page 35 of Amendment No. 1.
Stock-Based Compensation, page 40
COMMENT 12: In light of your initial public offering, we note that you have reassessed the fair value assigned to certain equity issuances to address factors or milestones that you believe impacted your previous valuations. Please clarify the fair values determined during each of the periods referenced in your bullet points. In addition, clarify the amount of additional compensation expense recognized as part of this reassessment.
          RESPONSE: In response to the Staff’s comment, the Company advises the Staff it has revised the disclosures on page 41 of Amendment No. 1 to include the information requested. The comparison of the originally determined fair value and reassessed fair value is as follows for all months in which an option or restricted stock award was made:

Securities and Exchange Commission
April 27, 2007

	Original Fair Value	Reassessed Fair Value
Month	Assessment	Assessment
February 2006	$0.40	$2.00
August 2006	0.40	5.27
September 2006	1.28	8.70
November 2006	1.28	10.04
December 2006	1.28	9.23	(1)

(1)	The December 2006 reassessed fair value per share price decreased from the November 2006 reassessed fair value per share price as a result of the Company’s experiencing a reduction of network traffic from two significant customers.
Financing Activities, page 53
COMMENT 13: Please disclose a brief description of the share repurchase transactions and the business purpose for the transactions.
          RESPONSE: In response to the Staff’s comment, we have added disclosure on page 53 of Amendment No. 1 regarding the share repurchase transaction.
Non-GAAP Measures, pages 54 — 55
COMMENT 14: Tell us how you considered the guidance in Item 10(e) of Regulation S-K when adjusting EBITDA to add back items of a recurring nature such as expenses related to stock-based compensation and litigation expenses. Demonstrate the usefulness in adjusting for these recurring items. Reference is made to Question 8, 9, and 10 of the Frequently Asked Questions Regarding the Use of Non-GAAP Measures issued by the Commission.
          RESPONSE: In response to the Staff’s comment, we advise the Staff that the Company presents Adjusted EBITDA because this measure includes the same adjustments that the Company’s management takes into account when it reviews and assesses the Company’s operating performance on a period-to-period basis. Moreover, the Company’s performance-based executive bonus structure is tied closely to the Company’s performance as measured in part by Adjusted EBITDA. For these reasons, the Company believes that it is useful to disclose Adjusted EBITDA to investors.
          In addition, the presentation of Adjusted EBITDA in Amendment No. 1 incorporates adjustments that are substantially the same as those that the Company makes to EBITDA in its calculations for determining covenant compliance under the Company’s senior secured credit facilities with Silicon Valley Bank. The financial ratio covenants in such credit facilities refer to “consolidated” EBITDA, which is defined as EBITDA plus other non-cash charges made to the Company’s income. The Company anticipates that the calculation of consolidated EBITDA under

Securities and Exchange Commission
April 27, 2007

its senior secured credit facilities in future periods will be substantially similar to the calculation of Adjusted EBITDA presented in Amendment No. 1.
Contractual Obligations, Contingent Liabilities and Commercial Commitments, page 54
COMMENT 15: Please revise your disclosure to include interest in your table or a discussion in the text. Refer to FR-72, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.
          RESPONSE: In response to the Staff’s comment, we have revised the referenced table on page 54 of Amendment No. 1 to include interest payment obligations.
Customers, page 66
COMMENT 16: Please advise us how you selected the largest customers from each of the fields. Please confirm that the companies selected are representative of your other largest customers in these fields.
          RESPONSE: The Company confirms that the customers listed on page 66 of Amendment No. 1 were selected based on 2006 revenue recorded by the Company and are the largest, according to such criteria, in each of the five listed fields. The Company also confirms that it believes that these customers are representative of its other large customers in each of these fields.
COMMENT 17: Please disclose the name of the content provider for whom CDN Consulting acted as reseller.
          RESPONSE: In response to the Staff’s comment, we have identified the referenced content provider as MySpace on pages 11, 34 and 66 of Amendment No. 1.
Executive Officers, page 73
COMMENT 18: Please identify your executive officers.
          RESPONSE: In response to the Staff’s comment, we have rearranged the list of executive officers, directors and key employees on page 70 of Amendment No. 1 to clarify which description applies to each individual.
Compensation Discussion and Analysis, page 75
COMMENT 19: Refer to the first paragraph on page 76. Please provide additional disclosure regarding your policy that significant compensation derived from one component of compensation should not negate or reduce compensation from other components. For

Securities and Exchange Commission
April 27, 2007

example, it appears from your disclosure later in the paragraph that you prefer to provide significant performance based compensation in lieu of significant base salary compensation.
          RESPONSE: In response to the Staff’s comment, we have removed the referenced text on page 76 of Amendment No. 1 to clarify the Company’s overall approach to executive compensation.
COMMENT 20: We note that you rely in part on competitive benchmarking and consider the compensation of “comparable officers in other companies with which [you] compete.” Please disclose the companies you use as comparables in setting compensation.
          RESPONSE: In response to the Staff’s comment, we have revised the referenced text on page 76 of Amendment No. 1 to clarify that the Company’s board of directors has relied on its collective experience in the Company’s industry in general in order to assess the competitiveness of the Company’s compensation. We supplementally advise the Staff that the Company has not historically reviewed the compensation paid to executives by any list of specific competitors or other specific companies.
COMMENT 21: Please include additional disclosure regarding the board’s decision to grant bonuses of $337,622 each to Messrs. Raciborski, Gordon and Rinehart.
          RESPONSE: In response to the Staff’s comment, we have revised the discussion on page 77 of Amendment No. 1 to provide additional detail on the referenced bonuses.
COMMENT 22: We note that you have in place annual target incentive bonuses and in some cases you use milestones in granting equity compensation; however you have not provided a quantitative discussion of these targets or milestones or a discussion of the items of performance that are considered beyond the statement that your incentive bonuses were based on “over-achievement against our 2006 business plan.” Please provide such disclosure or alternatively tell us why you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). To the extent that that it is appropriate to omit specific targets or milestones, discuss how difficult it will be for the executives or how likely it will be for the registrant to achieve the targets or milestones. Please see Instruction 4 to Item 402(b) of Regulation S-K.
          RESPONSE: In response to the Staff’s comment, we have added additional disclosure on page 77 of Amendment No. 1 describing the general categories of performance targets for executive bonuses as well as the Company’s assessment of the likelihood of achieving these goals. The Company believes that disclosure of any specific performance targets, which include confidential financial information and confidential internal operating metrics, would cause competitive harm to the Company by providing the Company’s competitors with internal operating plan information that could be used by such competitors to the detriment of the Company and its stockholders. Accordingly, we have not included this specific information in Amendment No. 1.

Securities and Exchange Commission
April 27, 2007

Summary Compensation Table, page 78
COMMENT 23: Please revise the order of footnotes 5 and 6.
          RESPONSE: In response to the Staff’s comment, the reference footnotes have been re-ordered on page 79 of Amendment No. 1.
Grants of Plan Based Awards in 2006, page 79
COMMENT 24: Please include footnote disclosure that addresses why the per share valuation used for Mr. Hale’s stock award is almost half the value used for Mr. Lunsford’s award which was made more than a month earlier.
          RESPONSE: We note that previously there was an error in the fair value of stock and option awards presented for Mr. Hale. The number previously reported as $1,255,000 has been corrected to $2,122,900 on page 80 of Amendment No. 1.
Option Exercises and Stock Vested in last Fiscal Year, page 81
COMMENT 25: Please provide footnote disclosure that explains why no value was realized on the exercises by Messrs. Raciborski, Gordon and Rinehart.
          RESPONSE: In response to the Staff’s comment, the requested footnote has been added on page 82 of Amendment No. 1 to explain that no value was realized on exercise of the referenced option awards because the value of such shares equaled the exercise price on the respective dates of exercise.
Potential Payments upon Termination or Change-in-Control and other Distributions, page 84
COMMENT 26: Please specifically quantify health care benefits. See Instruction 2 to Item 402(j).
          RESPONSE: In response to the Staff’s comment, the requested disclosure has been added on pages 83, 84 and 85 of Amendment No. 1.
Certain Relationships and Related Party Transactions, page 89
COMMENT 27: Please revise to describe the events for which indemnification may be asserted.
          RESPONSE: In response to the Staff’s comment, we have provided additional disclosure on page 92 of Amendment No. 1.

Securities and Exchange Commission
April 27, 2007

Financial Statements and Notes
General
COMMENT 28: Continue to monitor the updating requirements of Rule 3-12 of Regulation S-X.
          RESPONSE: We confirm that we will continue to monitor the updating requirements referenced by the Staff. We supplementally advise the Staff that Limelight expects to include unaudited financial statements as of and for the three-month period ended March 31, 2007 and related information in the next amendment to the Registration Statement, prior to circulating preliminary prospectuses.
Note 2. Summary of Significant Accounting Policies and Use of Estimates
Revenue Recognition, pages F-6 — F-7
COMMENT 29: Your customers have the right to cancel your service agreements prior to the expiration of the terms of your agreements. Tell us and consider disclosing how you considered the guidance in SAB Topic 13 (A) (4) (a) in determining the appropriate accounting of revenue arrangements where cancellation rights exist.
          RESPONSE: In response to the Staff’s comment, the Company supplementally advises the Staff that customer billings occur on the first day of each month. These billings include the minimum commitment level for the current month’s service, as well as amounts billed for excess service usage related to the previous month. In the event a customer cancels its contract, the amounts billed for the current month would be credited back to the customer, and revenue would not be recognized for that portion of the month. Because billings occur on the first day of the month and are recognized over the month, there are no amounts deferred for service commitments at month-end. Based upon the foregoing, we respectfully believe that no additional disclosure is required in Amendment No. 1.
COMMENT 30: You provide customized content delivery deployments and solutions, built with some or all of your standard CDN components, but in a configuration unique to the customer. Tell us and consider disclosing your accounting policy for service arrangements where customization of your standard product exists.
          RESPONSE: In response to the Staff’s comment, the Company supplementally advises the Staff that the custom solutions provided to the Company’s customers are all substantially standard products, offered in combinations that are unique to the customer. However, the prices charged for each service are consistent with those charged on a stand-alone basis. Where professional services are provided by the Company to customize a solution, the customer is charged for time and expenses

Securities and Exchange Commission
April 27, 2007

as incurred by the Company’s employees. We respectfully advise the Staff the total revenue recognized for these customized solutions represent less than 1% of the Company’s total revenue. Based upon the foregoing, we respectfully believe that no additional disclosure is required in Amendment No. 1.
Part II
Item 15. Recent Sales of Unregistered Securities, page II-2
COMMENT 31: Please disclose the type and amount of consideration received for the shares issued in (a)(3) and (4).
          RESPONSE: In response to the Staff’s comment, we have revised the referenced information on page II-2 of Amendment No. 1.
COMMENT 32: Please provide us with a detailed analysis of how the transactions described in (b) complied with Regulation D or Rule 701.
          RESPONSE: In response to the Staff’s comment, we have revised the referenced information on page II-4 of Amendment No. 1 to provide additional analysis regarding compliance with the noted exemptions. In addition, we supplementally advise the Staff that, with respect to Rule 701, the Company has performed periodic compliance tests to confirm the continued availability of this exemption for option grants and restricted stock awards made under the Company’s 2003 Amended and Restated Incentive Compensation Plan. For example, as of a recent date, the Company confirmed that it meets the test set forth in Rule 701(d)(2)(ii) with respect to the number of securities sold in reliance on Rule 701. Furthermore, the Company notes that it provides all recipients of option grants and restricted stock awards with the disclosure required by Rule 701(e).
Exhibits
COMMENT 33: Please file copies of your legality opinion or provide us with a draft, so that we have an opportunity to review it. Please also file any material agreements required to be filed under Item 601 of Regulation S-K.
          RESPONSE: A proposed draft of the legal opinion to be filed as Exhibit 5.1 to the Registration Statement is attached hereto as Appendix C. The Company expects to file this opinion with the Registration Statement when the share information referenced therein is known and completed. Please note that, with the exception of the share information, we do not expect any changes to the draft opinion provided herewith. All material agreements that the Company expects to file with the Registration Statement have been filed with, or prior to, Amendment No. 1.
*****

Securities and Exchange Commission
April 27, 2007

          We trust that you will find the foregoing responsive to the comments of the Staff. Please direct any questions or comments regarding this filing to the undersigned or Mark L. Reinstra of this office at (650) 493-9300.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Alexander D. Phillips

Alexander D. Phillips

cc:	Jeffrey W. Lunsford
Matthew Hale
Limelight Networks, Inc.

Scott Stanford
Goldman, Sachs & Co.

Sterling Wilson
Morgan Stanley & Co. Incorporated

Anna Brady
Jefferies & Company, Inc.

Richard Spencer
Piper Jaffray & Co.

Joe Statter
Friedman, Billings, Ramsey & Co., Inc.

Mark L. Reinstra, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.

Kevin P. Kennedy, Esq.
Simpson Thacher & Bartlett LLP

Kevin McHolland
Ernst & Young LLP

Appendix A
Artwork for Prospectus Inside Front Cover and Inside Back Cover
[Supplementally Provided]

Appendix B
Attached Excerpts of the Following Publications:
1. Internet Video Audience Report, eMarketer, December 2006
2. Global Broadband Household Subscription Forecast, 2006-2011, Strategy Analytics, December 2006
3. Market Analysis: U.S. Broadband Services 2006-2010 Forecast, IDC, September 2006
4. State of the Consumers and Technology: Benchmark 2006, Forrester Research, Inc., July 2006
[Supplementally Provided]

Appendix C
Draft of Exhibit 5.1 Legal Opinion

Exhibit 5.1
Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road
Palo Alto, California 94304
                    , 2007
Limelight Networks, Inc.
2220 W. 14th Street
Tempe, Arizona 85281

Re:	Registration Statement on Form S-1
Ladies and Gentlemen:
          We have examined the Registration Statement on Form S-1 (Registration No. 333-141516) filed by Limelight Networks, Inc. (the “Company”) with the Securities and Exchange Commission on March 22, 2007, as amended (the “Registration Statement”), in connection with the registration under the Securities Act of 1933, as amended, of up to                     shares of the Company’s common stock (the “Shares”). The Shares include an over-allotment option granted to the underwriters of the offering to purchase                     shares of common stock. We understand that the Shares are to be sold to the underwriters for resale to the public as described in the Registration Statement and pursuant to the Underwriting Agreement filed as an exhibit thereto. As the Company’s legal counsel, we have examined the proceedings taken and are familiar with the proceedings proposed to be taken by the Company in connection with the sale of the Shares.
          As counsel for the Company, we have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary for the purposes of rendering this opinion. In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies. We are not licensed to practice law in the State of Delaware, and our opinions as to the Delaware General Corporation Law are based solely on our review of standard compilations of the official statutes of Delaware.
          On the basis of the foregoing, and in reliance thereon, it is our opinion that the Shares, when sold in the manner described in the Registration Statement, will be validly issued, fully paid and nonassessable.
          We consent to the use of this opinion as an exhibit to the Registration Statement, and we consent to the reference of our name under the caption “Legal Matters” in the prospectus forming part of the Registration Statement.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation